                                                     RULE NO. 424(b)(1)
                                                     REGISTRATION NO. 333-58296


[LOGO OF INSIGHT COMMUNICATIONS]

                                4,350,000 Shares

                      Insight Communications Company, Inc.

                              Class A Common Stock

   The selling stockholder identified in this prospectus is offering 4,350,000 shares of Class A common stock to be sold in the offering. We will not receive any of the proceeds from the sale of the shares of the selling stockholder.

   The Class A common stock is quoted on The Nasdaq National Market under the symbol "ICCI." The last reported sale price of the shares on June 19, 2001 was $23.45 per share.

   This investment involves risks. See "Risk Factors" on page 3 of this prospectus to read about certain factors you should consider before buying the Class A common stock.

                                ---------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                                     Per Share      Total
                                                     --------- ---------------
Initial price to public.............................  $23.45   $102,007,500.00
Underwriting discount...............................  $ 1.17   $  5,089,500.00
Proceeds, before expenses, to the selling
 stockholder........................................  $22.28   $ 96,918,000.00

   To the extent that the underwriters sell more than 4,350,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 650,000 shares from the selling stockholder at the initial price to public less the underwriting discount.

                                ---------------

        The underwriters expect to deliver the shares on June 25, 2001.

Goldman, Sachs & Co.  Banc of America Securities LLC  Credit Suisse First Boston

                         Dresdner Kleinwort Wasserstein

                                ---------------

                        Prospectus dated June 19, 2001.

                                    SUMMARY

    The following summary does not contain all the information that may be important to you in making a decision to purchase our Class A common stock. For a more complete understanding of us and our Class A common stock, we encourage you to read the entire prospectus and the documents incorporated by reference.

                                    Overview

General

    We are the eighth largest cable television system operator in the United States based on customers served. We currently serve approximately 1.4 million customers, 99% of which are concentrated in the four contiguous states of Indiana, Kentucky, Illinois and Ohio. In addition to its geographic concentration, our communications network is tightly-grouped, or "clustered," with approximately 95% of our customers served from thirteen headends after giving effect to the network upgrades expected to be substantially completed during 2001. As a result, the amount of capital necessary to deploy new and enhanced products and services is significantly reduced on a per home basis because of the large number of customers served by a single headend. A headend processes signals received for distribution to customers over our network. Clustering enables us to efficiently deploy a bundled suite of entertainment, information and communications services. This combination of geographic concentration and clustering has enabled us to offer, under the Insight Digital brand, a complete bundle of interactive digital video, high-speed data access and telephone services. We are a public company and our Class A common stock is listed on The Nasdaq National Market under the symbol "ICCI." Our experienced senior management team and members of their families own, in the aggregate, over 15% of our common stock.

    Insight Midwest, L.P. is a partnership owned 50% by us and 50% by an indirect subsidiary of AT&T Broadband, LLC, which is a subsidiary of AT&T Corp. Insight Midwest owns systems serving approximately 1.3 million of our customers. Our 50% interest in Insight Midwest constitutes substantially all of our operating assets. We serve as manager of all of Insight Midwest's systems. We also manage additional systems in Indiana and Kentucky owned by an affiliate of AT&T Broadband serving approximately 121,200 customers for which we receive a management fee equal to 3% of the gross revenues of those systems.

    As a result of our upgrade efforts, as of the end of 2000, we estimate that 94% of our customers (other than those served by our newly acquired Illinois systems) were passed by our upgraded network, which enables delivery of an advanced suite of entertainment, information and communications services, including our interactive digital video, high-speed data access and telephone services. Upon completion of our planned network upgrades during 2001, over 99% of our customers (other than customers served by the recently acquired Illinois systems) will be served by the upgraded network. We expect that the upgrade of the new Illinois systems will be completed during 2002.

    To facilitate delivery of telephone services, we have entered into a ten-year agreement with AT&T Broadband that will allow Insight Midwest to deliver to our customers local telephone service under the AT&T Digital brand. Under the terms of the agreement, Insight Midwest will lease for a fee certain capacity on our network to AT&T Broadband. Insight Midwest will provide certain services and support for which it will receive additional payments. The capital required to deploy telephone services over our networks will be shared, with AT&T Broadband responsible for switching and transport facilities. We believe that we will be able to achieve higher penetration levels by marketing our telephone services under the AT&T brand and leveraging AT&T's telephone expertise with our strong local presence and established customer relationships.

    Recognizing the opportunities presented by newly available products and services, the strength of our market characteristics and favorable changes in the regulatory environment, we deployed a strategy to become a competitive, full service provider of entertainment, information and communications services for the communities served by our networks. We intend to capitalize on our highly clustered cable television systems to economically upgrade the technological capabilities of our broadband networks in order to deploy enhanced new services.

    We believe that an integrated package of existing multi-channel video, new and enhanced products and services, such as interactive digital video, including video-on-demand or near video-on-demand, high-speed Internet access and telephone services, coupled with our commitment to locally focused customer service, will enhance our ability to acquire and retain customers in a competitive environment while increasing revenues per customer. To augment this growth, we will continue to seek strategic acquisitions that fit our clustering and operating strategy.

    We have had a history of generating significant operating losses, net losses and negative operating cash flow and expect to continue to do so for the foreseeable future, primarily as a result of depreciation and amortization expenses associated with our acquisitions and capital expenditures related to construction and upgrading of our systems, and interest costs on borrowed money. In addition, we have a substantial amount of debt, which could have important consequences to you.

    Our principal offices are located at 810 Seventh Avenue, New York, New York 10019, and our telephone number is (917) 286-2300.

                                  RISK FACTORS

    We are incorporating by this reference the section entitled "Risk Factors" which is set forth in Item 7 of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000.

                           FORWARD-LOOKING STATEMENTS

    Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they:

  .  discuss our future expectations;

  . contain projections of our future results of operations or of our financial condition; or

  .  state other "forward-looking" information.

    We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this prospectus and the documents incorporated by reference, as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of our Class A common stock offered by the selling stockholder.

                              SELLING STOCKHOLDER

    This prospectus relates to our registration, for the account of the selling stockholder indicated below, of an aggregate of 5,000,000 shares of our Class A common stock.

                         Shares of Class A                     Shares of Class A
                           Common Stock     Shares of Class A    Common Stock
                           Beneficially       Common Stock       Beneficially
                            Owned Prior        Offered By         Owned After
                            To Offering    Selling Stockholder     Offering
        Name of          ----------------- ------------------- -----------------
  Selling Stockholder       Number Percent       Number         Number   Percent
  -------------------    --------- ------- ------------------- --------- -------
Vestar Capital Partners
 III, L.P............... 9,921,723  19.9%       5,000,000      4,921,723   9.9%

    Vestar's investment in us was made in January 1998 in connection with the acquisition of our Rockford, Illinois system. The investment was part of a $50 million private placement of Class B partnership units in our subsidiary, Insight Communications Company, L.P., resulting in Vestar and the other Class B partners owning in the aggregate 45% of our subsidiary's fully diluted equity. The Class B units held by Vestar were exchanged for shares of our common stock in July 1999 in connection with our initial public offering.

    In connection with the exchange of Vestar's partnership units for shares of our common stock, we entered into a securityholders agreement with Vestar which provides Vestar with certain registration rights with respect to their shares and also provides that we, Sidney R. Knafel (Chairman of the Board of our company) and trusts for the benefit of his children, Michael S. Willner (President, Chief Executive Officer and a director of our company), Kim D. Kelly (Executive Vice President, Chief Financial and Operating Officer and a director of our company) and all of the members of management holding shares of our Class B common stock would cause the election of two directors designated by Vestar so long as Vestar continues to own at least 25% of the common stock it currently owns, and one such director so long as Vestar continues to own at least 15% of such common stock. Prakash A. Melwani and Daniel S. O'Connell have been so designated by Vestar and are currently serving on our board of directors.

    We believe, based on information supplied by the selling stockholder, that the selling stockholder has sole voting and investment power with respect to all shares of Class A common stock which it beneficially owns. Mr. Melwani is a managing director of Vestar and Mr. O'Connell is the chief executive officer of Vestar and as such hold voting and investment power over the shares being sold by Vestar. The last column in the table above assumes the sale of all of the Class A common stock offered by the selling stockholder.

                                 UNDERWRITING

    We, the selling stockholder and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   Goldman, Sachs & Co. .......................................    1,957,500
   Banc of America Securities LLC..............................    1,087,500
   Credit Suisse First Boston Corporation......................      870,000
   Dresdner Kleinwort Wasserstein Securities LLC...............      435,000
                                                                   ---------
       Total...................................................    4,350,000
                                                                   =========

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 650,000 shares from the selling stockholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 650,000 additional shares.

           Paid by the Selling Stockholder           No Exercise  Full Exercise
           -------------------------------          ------------- -------------
   Per Share....................................... $        1.17 $        1.17
   Total .......................................... $5,089,500.00 $5,850,000.00

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.71 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    We, our directors and executive officers and the selling stockholder have agreed with the underwriters not to dispose of or hedge any of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. Our Chairman of the Board and Director Sidney R. Knafel has agreed to be bound by the provisions described in the previous sentence for a period beginning on the date of this prospectus and continuing through the date 45 days after the date of this prospectus. These agreements do not apply to any existing employee benefit plans.

    The Class A common stock is quoted on The Nasdaq National Market under the symbol "ICCI."

    In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

    We estimate that our total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $120,000. The selling stockholder estimates that its total expenses of the offering, excluding underwriting discounts and commissions, will be de minimis. We will pay all such expenses.

    We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    The underwriters have, from time to time, performed, and may in the future perform, certain investment banking and advisory services for us for which they have received, and may receive, customary fees and expenses.

                                 LEGAL MATTERS

    The validity of the securities covered by this prospectus will be passed upon by Sonnenschein Nath & Rosenthal, New York, New York. Latham & Watkins, New York, New York, has acted as counsel for the underwriters in connection with this offering.

                                    EXPERTS

    The consolidated financial statements of Insight Communications Company, Inc. appearing in Insight Communications Company, Inc.'s Annual Report (Form 10-K/A-3) for the year ended December 31, 2000 and the financial statements of Insight Communications of Central Ohio, LLC appearing in Insight Communications Company, Inc.'s Current Report on Form 8-K/A-1 dated January 5, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

    The combined financial statements of the AT&T Insight Midwest Systems as of December 31, 2000 and 1999 and for the years ended December 31, 2000 and for the period from March 31, 1999 to December 31, 1999 ("New Insight") and for the period from January 1, 1999 to February 28, 1999 ("Old Insight"), have been incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the reports of KPMG LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The KPMG report dated October 11, 2000 contains an explanatory paragraph that states that effective March 9, 1999, AT&T Corp., the owner of the assets comprising New Insight, acquired Tele-Communications, Inc., the owner of the assets comprising Old Insight, in a business combination accounted for as a purchase. As a result of the acquisition, the combined financial information for the periods after the acquisition is presented on a different basis than that for period before the acquisition and, therefore, is not comparable.

    The consolidated financial statements of InterMedia Capital Partners VI, L.P. incorporated in this prospectus by reference to Amendment No. 1 to the Current Report on Form 8-K of Insight Communications Company, Inc., dated January 5, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-3 with the SEC relating to the Class A common stock being offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

    For further information with respect to us and the Class A common stock, we refer you to the registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Citicorp Center, Chicago, Illinois 60661; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available through the SEC's website at the following address: http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the securities that are part of this offering. The documents we are incorporating by reference are as follows:

  .  our Annual Report on Form 10-K for the year ended December 31, 2000;

  . Amendment No.1, Amendment No.2 and Amendment No. 3 to our Annual Report on Form 10-K for the year ended December 31, 2000;

  .  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  . Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  . our Current Report on Form 8-K, dated January 5, 2001, filed with the SEC on January 22, 2001;

  . the Amendment to our Current Report on Form 8-K, dated January 5, 2001, filed with the SEC on March 23, 2001;

  . our Current Report on Form 8-K, dated February 1, 2001, filed with the SEC on February 12, 2001;

  . Item 5 and Item 7 of our Current Report on Form 8-K, dated January 26, 2001, filed with the SEC on January 29, 2001;

  . Item 5 and Item 7 of our Current Report on Form 8-K, dated June 13, 2001, filed with the SEC on June 13, 2001; and

  . the description of our Class A common stock contained in our registration statement on Form 8-A, including any amendments or reports filed for the purpose of updating that description.

    Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

    You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number:

        Insight Communications Company, Inc.
        810 Seventh Avenue
        New York, New York 10019
        (917) 286-2300

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                  Prospectus

                                                                            Page
                                                                            ----
Summary....................................................................   1
Risk Factors...............................................................   3
Forward-Looking Statements.................................................   3
Use of Proceeds............................................................   3
Selling Stockholder........................................................   3
Underwriting...............................................................   5
Legal Matters..............................................................   6
Experts....................................................................   6
Where You Can Find More Information........................................   7
Incorporation of Certain Documents by Reference............................   8

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                               4,350,000 Shares

                            Insight Communications
                                 Company, Inc.

                             Class A Common Stock

                               ----------------

                       [LOGO OF INSIGHT COMMUNICATIONS]

                               ----------------

                             Goldman, Sachs & Co.

                        Banc of America Securities LLC

                          Credit Suisse First Boston

                        Dresdner Kleinwort Wasserstein

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